CONSENT OF ACCOUNTANT

            We consent to the use of our Audit of the balance sheet of Cardinal Airlines, Inc. (A Delaware Company in the Development Stage) as of December 31, 1998 and June 30, 1998, the related statements of operations and cash flows for the six months ended December 31, 1998 for the fiscal year ended June 30, 1998; from February 10 (inception) to June 30, 1998; as well as February 10, (inception) to June 30, 1997; and the statements of stockholder's equity from February 10 (inception) to December 31, 1998 dated February 15, 1999 and the unaudited interim financial statements from December 31, 1998 through March 31, 1999 to be included in this registration statement.


/s/ Rosenfiled & Co, P.A.
------------------------
Rosenfield & Company, P.A.
July 1, 1999